

Bradley Saranecki · 3rd

 **Columbia College Chicago**

Digital Marketing Professional

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

Experience

Chief Marketing Officer

Sweetkick · Full-time

Jul 2018 – Apr 2020 · 1 yr 10 mos

Los Angeles, California, United States

- Designed custom ecommerce Shopify experience and managed development.
- Managed and designed product packaging.
- Integrated and managed third-party software into Shopify.
- Managed all email marketing efforts.
- Managed Social Media team.
- Managed digital Advertising team.
- Directed photo and video shoots.
- Aided in to R&D of products.



SVP, Brand Strategy

ZehnerGroup · Full-time

Jul 2014 – Jun 2018 · 4 yrs

Greater Los Angeles Area

- Build brand identities from the ground up including naming, logo marks, brand voice, photography styles, video styles, art direction and go to market strategies.

- Create ecommerce strategies to launch new brands and increase sales for existing brands
- Worked directly with both brands and agencies to solve their creative and marketing …see more



Owner / Digital + Brand Strategist

Elephant Shadow · Full-time

Jun 2009 – Jul 2014 · 5 yrs 2 mos

Greater Los Angeles Area

Delivers second to none interactive experiences grounded in intelligent strategy, amazing creative, and distributed via relevant technologies for both Fortune 500 companies and new brands alike.

…see more



Product Innovation Consultant

Bamboo Worldwide

Mar 2013 – Mar 2014 · 1 yr 1 mo

- STARBUCKS CORPORATION
Ideation with senior staff on evolution of products, shops and future business opportunities.

Creative Director

BrandBlaze Agency

Jun 2006 – Jun 2009 · 3 yrs 1 mo

Greater Los Angeles Area

A branded content agency specializing in the conception and creation of games, animations, web sites, and videos for the entertainment industry and Fortune 500 brands.

- Recruited, hired and managed a team of designers, web developers, animators, il …see more

Show 2 more experiences ⌄

Education



Columbia College Chicago

Graduate Studies, Digital Communication and Multimedia

1999 – 2001



University of Illinois at Urbana-Champaign

Bachelor of Liberal Arts (BA), Communication and Media Studies

1995 – 1999

Skills & endorsements

E-commerce

Creative Direction · 12

Rachelle De Lisio and 11 connections have given endorsements for this skill

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Digital Marketing · 12

vahe Y. and 11 connections have given endorsements for this skill

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Recommendations

Received (1)   **Given (1)**



Brendan Kane
Growth Strategist, Keynote
Speaker & Author
April 18, 2013, Brendan was a
client of Bradley's

Brad is a true expert in the digital media industry. His ability to execute/build creative outside of the box solutions is remarkable I definitely recommend checking out his work at Elephant Shadow.

Interests

 **Media & Marketing Professionals World**
895,305 members

 **ZEHNER**
1,539 followers

 **Digital LA**
18,088 members

 **University of Illinois Urbana-Champaign**
453,124 followers

 **The Mobile Games Group**
11,922 members

 **Elephant Shadow**
17 followers

See all